SEC 1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                           MACC Private Equities Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   552 617 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Kent Madsen
                        One South Main Street, Suite 1660
                            Salt Lake City, UT 84133
                                 (801) 524-8939

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Atlas Management Partners, LLC  (71-0950380)
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             N/A
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               910,146

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     0
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              910,146
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             910,146--Reporting  person  has the right to vote these shares
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.1%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             OO
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Bridgewater Internaitonal Group, LLC
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             AF
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               0

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     0
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              804,689
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             804,689
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             34.5%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             00
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Kent Madsen
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               2,500

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  910,146
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     2,500
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Madsen holds 2,500 shares and, as a manager of Atlas, has shared control over the voting power held by Atlas on an additional 910,146 shares. Mr. Madsen does not beneficially own these shares.
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             39.2%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Robert Madsen
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)

             PF
------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               0

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     0
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              105,457
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             105,457
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             4.5%
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------
------------ -------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Geoffrey T. Woolley
             -------------------------------------------------------------------
2            Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)      [X]

                    (b)      [ ]
------------ -------------------------------------------------------------------
3            SEC Use Only


------------ -------------------------------------------------------------------
4            Source of Funds (See Instructions)


------------ -------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

------------ -------------------------------------------------------------------
6            Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                     7         Sole Voting Power

                               0

   Number of         -------- -------------------------------------------------
     Shares          8        Shared Voting Power
  Beneficially
    Owned by                  0
     Each           -------- -------------------------------------------------
   Reporting         9        Sole Dispositive Power
    Person
     With                     0
                     -------- -------------------------------------------------
                     10       Shared Dispositive Power

                              0
-------------------------------------------------------------------------------
11
             Aggregate Amount Beneficially Owned by Each Reporting Person

             Mr. Woolley has committed to loan funds to Atlas Management Partners, LLC and will be named as a voting managing director of Atlas in the future. Mr. Woolley does not beneficially own the shares held by Atlas.
------------ -------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             0
------------ ------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
------------ -------------------------------------------------------------------

CUSIP No. 552 617 102
          -----------

Item 1.  Security and Issuer

         The name of the issuer is MACC Private Equities Inc. ("MACC") and the class of securities subject to this Form 13D is MACC's Common Stock (the "MACC Shares"). MACC's business address is 101 Second Street, S.E., Suite 800, Cedar Rapids, IA 52401.

Item 2.  Identity and Background

         The names of the reporting persons (the "Reporting Persons") filing this Form 13D are: Atlas Management Partners, LLC, a Utah limited liability company ("Atlas"), Bridgewater International Group, LLC, a Utah limited liability company ("Bridgewater"), Kent Madsen, Robert Madsen and Geoffrey Woolley ("Woolley"). Atlas was formed to operate as a management company to provide services to MACC and holds voting rights to 39.1% of the MACC Shares. Bridgewater owns the beneficial interest and has dispositive power over 34.5% of the MACC Shares, and has granted Atlas the right to vote such shares. Kent Madsen is the sole manager of Atlas. Kent Madsen and Bridgewater are the sole members of Atlas. The business address of each of Atlas, Kent Madsen, and Robert Madsen is One South Main Street, Suite 1660, Salt Lake City, UT 84133. The business address of Bridgewater is 10500 South 1300 West, South Jordan, Utah 84095. The business address of Woolley is 398 Columbus Avenue, Suite 320, Boston, MA 02116. Kent Madsen is employed by Wasatch Venture Fund, One South Main Street, Suite 1660, Salt Lake City, UT 84133, as a managing director, and by Zions First National Bank, One South Main Street, Salt Lake City, UT 84133, as a consultant. Geoffrey T. Woolley is a founding manager of Dominion Ventures Inc., 398 Columbus Avenue, Suite 320, Boston, MA 02116. Robert Madsen is retired.

         The required information relating to the members and managers of Bridgewater is set forth in Appendix A hereto, which is incorporated herein by this reference.

         During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Robert Madsen has spent approximately $626,500 of his personal funds acquiring MACC Shares throughout the period from June 1996 through the date of this first amendment to Schedule 13D. Kent Madsen spent approximately $8,000 of his personal funds acquiring 2,500 MACC Shares in May 2003. Bridgewater acquired its shares for $3.2 million, which funds were provided by its member Aleksin Investments Limited ("Aleksin") which in turn obtained the funds from its sole owner Maze Industrial Ltd.

Item 4.  Purpose of Transaction

         Bridgewater acquired its shares of MACC under the terms of an agreement with Zions First National Bank, a national banking association ("Zions"), which gave Atlas, or an affiliate designated by it, the right to acquire all of the MACC Shares held by Zions, consisting of approximately 804,689 shares, or 34.5% of the outstanding stock of MACC, for an aggregate purchase price of $3.2 million. In connection with this acquisition, Bridgewater entered into a shareholder and voting agreement with Atlas, granting Atlas the right effective upon execution to vote the MACC Shares acquired by Bridgewater from Zions for an initial period ending six years after the occurrence of the triggering event described in the following paragraph. The agreement may be extended for up to six years. Bridgewater also agreed not to sell these shares during an initial period ending three-years after the triggering event and to limitations on the amount of MACC Shares it could sell during the following three-year period. From the end of the initial lock-up period until the termination of the agreement, Atlas holds a right of first purchase and a right of first refusal to purchase any MACC Shares that Bridgewater wishes to sell. In connection with this

CUSIP No. 552 617 102
          -----------

acquisition, Robert Madsen also entered into a shareholder and voting agreement with Atlas on substantially the same terms as the Bridgewater agreement, provided that Atlas agrees to follow the direction of Kent Madsen in voting the Robert Madsen shares except in certain limited circumstances.

         The parties also entered into a strategic agreement pursuant to which, if Atlas enters into an investment management agreement with MACC and its subsidiary, MorAmerica Capital Corp. (the triggering event), (i) Bridgewater will become a manager of Atlas; (ii) Atlas will vote all MACC Shares for which it has voting rights in favor of Bridgewater's designee approved by Atlas for election to the board of directors of MACC; (iii) Kent Madsen, Woolley, a person designated by Bridgewater and two other persons will become voting managing directors of Atlas; (iv) Woolley committed to provide certain funding to Atlas; and (v) Atlas shall support the participation by Bridgewater in any equity security offering of MACC to enable it to maintain its percentage ownership. Kent Madsen and Bridgewater are currently the only members, and Kent Madsen is the only manager, of Atlas. It is anticipated that Robert Madsen, Woolley and others will also become members of Atlas.

         The MACC Shares held by Bridgewater and Messrs. Kent Madsen and Robert Madsen were acquired for investment purposes. However, the Reporting Persons will review their holdings from time to time and may increase or decrease their holdings in MACC as future circumstances may dictate. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Persons will take any such actions. It is anticipated that the Reporting Persons will seek to influence the operations of MACC through a change in the board of directors, management, investment adviser, or otherwise.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) The Reporting Persons collectively own 912,646 MACC Shares, representing 39.2% of the outstanding MACC Shares.

         (c) On July 28, 2003, Robert Madsen purchased 100 MACC Shares on the open market at $2.99 per share and an additional 9,000 MACC Shares on the open market at $3.00 per share. On July 30, 2003, Robert Madsen purchased 149 shares on the open market at $2.70 per share. On October 7, 2003 Robert Madsen acquired 10,238 shares from an affiliate of Zions at $2.56 per share. On September 30, 2003, Bridgewater acquired 804,689 shares from Zions for a purchase price of $3.2 million.

         (d) No other person, other than the Reporting Persons and their owners, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 912,646 MACC Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of MACC, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 552 617 102
          -----------

Item 7.  Material to Be Filed as Exhibits

                  7(a). Agreement relating to group filing.

                  7(b). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Bridgewater International Group, LLC and Atlas Management Partners, LLC.

                  7(c). Shareholder and Voting Agreement dated September 29, 2003, between Kent Madsen, Robert Madsen and Atlas Management Partners, LLC.

                  7(d) Strategic Agreement dated September 29, 2003, by and among Bridgewater International Group, LLC, Kent I. Madsen, Robert T. Madsen, Geoffrey T. Woolley, and Atlas Management Partners,

CUSIP No. 552 617 102
          -----------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  ATLAS MANAGEMENT PARTNERS, LLC,
                                  a Utah limited liability company

  October 9, 2003                 By: /s/ KENT MADSEN
------------------------------    ----------------------------------------------
Date                              Kent Madsen, Manager



                                  BRIDGEWATER INTERNATIONAL GROUP, LLC


  October 9, 2003                 By: /s/ TIM BRIDGEWATER
------------------------------    ----------------------------------------------
Date                              Tim Bridgewater, Managing Director



  October 9, 2003                 /s/ KENT MADSEN
------------------------------    ----------------------------------------------
Date                              Kent Madsen



   October 9, 2003                /s/ KENT MADSEN
------------------------------    ----------------------------------------------
Date                              Robert   Madsen,    by   Kent   Madsen,    as
                                  Attorney-in-Fact   pursuant  to  a  Power  of
                                  Attorney  dated  August  7,  2003,  a copy of
                                  which  is on file  with  the  Commission  and
                                  incorporated herein by this reference.




   October 9, 2003                /s/ GEOFFREY WOOLLEY
------------------------------    ----------------------------------------------
Date                              Geoffrey Woolley

CUSIP No. 552 617 102
          -----------


Exhibit 7A
----------


                                    AGREEMENT

         The undersigned agree that this Amendment No. 1 to Schedule 13D of Atlas Management Partners, LLC, Bridgewater International Group, LLC, Kent
Madsen, Robert Madsen and Geoffrey Woolley relating to shares of the common stock of MACC Private Equities Inc. shall be filed jointly on behalf of each of the undersigned.

                                     ATLAS MANAGEMENT PARTNERS, LLC,
                                     a Utah limited liability company


  October 9, 2003                    By:  /s/ KENT MADSEN
----------------------------------   -------------------------------------------
Date                                      Kent Madsen, Manager


                                     BRIDGEWATER INTERNATIONAL GROUP, LLC



  October 9, 2003                    By:  /s/ TIM BRIDGEWATER
----------------------------------      ----------------------------------------
Date                                      Tim Bridgewater, Managing Director



  October 9, 2003                     /s/ KENT MADSEN__
----------------------------------   -------------------------------------------
Date                                 Kent Madsen



  October 9, 2003                    /s/ KENT MADSEN
----------------------------------   -------------------------------------------
Date                                 Robert   Madsen,   by   Kent   Madsen,   as
                                     Attorney-in-Fact  pursuant  to a  Power  of
                                     Attorney  dated  August 7, 2003,  a copy of
                                     which is on file  with the  Commission  and
                                     incorporated herein by this reference.




   October 9, 2003                   /s/ GEOFFREY WOOLLEY
----------------------------------   -------------------------------------------
Date                                 Geoffrey Woolley

CUSIP No. 552 617 102
          -----------

                                   APPENDIX A
                                   ----------

             CONTROL PERSONS OF BRIDGEWATER INTERNATIONAL GROUP, LLC

A. The sole manager of Bridgewater is Benjamin Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Indonesia. Mr. Jiaravanon's principal employment is by Charoen Pokphand Indonesia.

B. The sole member of Bridgewater is Aleksin. Aleksin is a corporation formed under the laws of the British Virgin Islands. Aleksin's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

C. The directors of Aleksin are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

D. The sole shareholder of Aleksin is Maze Industrial Ltd. ("Maze"). Maze is a corporation formed under the laws of the British Virgin Islands. Maze's address is c/o Offshore Incorporation Limited, PO Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

E. The directors of Maze are Sumet Jiaravanon and Eddy Susanto Zaoputra. The business address for Mr. Jiaravanon and Mr. Zaoputra is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Zaoputra is a citizen of Indonesia. Mr. Zaoputra's principal employment is as Chief Financial Officer of Charoen Pokphand Indonesia.

F. The sole shareholder of Maze is Sumet Jiaravanon. Mr. Jiaravanon's address is Ancol Barat, Jl Ancol VIII/ No 1, Jakarta 14430 Indonesia. Mr. Jiaravanon is a citizen of Thailand. Mr. Jiaravanon's principal employment is as the Chairman of Charoen Pokphand Indonesia. Mr. Sumet Jiaravanon is the father of Mr. Benjamin Jiaravanon.

During the last five years, none of the persons named on this Appendix A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons named on this Appendix A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.